United States
	Securities and Exchange Commission
	Washington, D.C.  20549

	FORM 10-Q


[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the period ended March 31, 1999

	or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from __________ to __________

Commission File Number: 0-14227


	THE SOMERSET GROUP, INC.
	(Exact name of registrant as specified in its charter)

INDIANA			                                              						35-1647888
(State or other jurisdiction of 						                   	(I.R.S. Employer
incorporation or organization)						                      	Identification No.)

135 N. PENNSYLVANIA STREET, SUITE 2800, INDIANAPOLIS, INDIANA 46204
(Address of registrant)		                     				          (Zip Code)


Registrant's telephone number, including area code: 317/269-1285


___________________________________________________________________
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15(d) of the Securities exchange Act of 1934 during the preceding 12 months (or for such shorter period than the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No[  ]


	COMMON STOCK OUTSTANDING AT April 30, 1999 - 2,809,296 SHARES.





Part 1

Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Earnings for the three months ended March 31, 1999, were 28% above net earnings for the first quarter of 1998. Net income amounted to $1,291,000, or $.44 per diluted share, compared with $1,012,000, or $.34 per diluted share, for the first quarter of 1998.

The 1999 amount contained a non-recurring charge against net earnings of $115,000, resulting from the adoption of a new accounting pronouncement on January 1, 1999. Net income before the one-time charge amounted to $1,406,000, or $.48 per diluted share, an increase of 39% over the comparable 1998 income. The one-time charge resulted from the adoption of the American Institute of Certified Public Accountants' Statement of Position 98-5, which required the Company to charge to expense previously capitalized costs of start-up activities.

The improvement in earnings was a result of a 32% increase in revenue and income during the 1999 quarter when compared with last year. Total revenue and income amounted to $4,668,000, compared with $3,537,000 for the 1998 quarter, an increase of $1,131,000.

Fees and commission income from financial and investment services offered by the Company increased 44% and amounted to $3,600,000, compared with $2,498,000 for the 1998 quarter and accounted for $1,102,000 of the $1,131,000 increase, or 97%. The Company's share of earnings for its 22.7% ownership interest of First Indiana Corporation increased 6% to $1,006,000, compared with $950,000 for the same three months of 1998.

Revenue and income from the Company's services are cyclical in nature as a result of the timing of income tax planning and preparation services performed by the Company. Because of government imposed filing deadlines, a larger percentage of these services occur during the first four months of each calendar year. Revenue and income during the first quarter of each year will be favorably affected, as compared to the remaining three-quarters of the year.

All operating segments and service specialties in existence last year recorded increased fee and commission revenue and net income. Paradym Technologies, Inc., a wholly owned subsidiary formed in January 1999 that offers information technology services, performed well above expectations and made a positive contribution to the increases.

The growth in revenue occurred both from the addition of new clients as well as an increase in services offered to existing clients. Revenue of the Company's Somerset Financial Services division increased 25% to $2,896,000 compared with $2,317,000 for the same quarter last year, and revenue from the First Indiana Investor Services division increased 37% to $248,000, compared with $181,000 during the 1998 quarter. Paradym Technologies, Inc. contributed $455,000 to consolidated revenue, with no such revenue in the 1998 quarter.

The 6% increase in equity earning from First Indiana primarily resulted from growth in the Bank's loan portfolios that caused an increase in net interest income. Non-interest income for the quarter also increased 22%, compared with the 1998 quarter, and was due largely to gain on the sale of loans and loan servicing.
Net loan receivables of First Indiana grew 11%, compared with the same period in 1998, with significant increases in the construction, business, and consumer loan portfolios.

                                     -2-


Operating expenses increased $654,000, or 35%, during the 1999 quarter, compared with the 1998 period, excluding $163,000 of non-recurring merger expenses from the 1998 amount. Total expenses for the 1999 quarter amounted to $2,536,000, compared with $1,882,000 of the same expenses in the 1998 quarter. The higher operating expenses were primarily due to the addition of professional staff in the financial services division and the inclusion for the first time of all categories of expenses for the new subsidiary Paradym Technologies, Inc.

The addition of talented individuals with specialty experience was in response to continued growth demands of the Company's financial planning and specialty consulting services and the addition of new services to better serve clients.
 The growth in revenue and income during the quarter is supportive of the Company's expansion. Management expects continued growth in revenue and income during the remainder of the year as the new services are further integrated into our client relationships. Management expects revenue to grow faster than operating expenses as efficiency of the new staff continues to improve.

Financial Condition and Liquidity
Management considers the financial condition and liquidity of the Company to be excellent at March 31, 1999. The Company was also in a very sound position at December 31, 1998 and March 31, 1998. The Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions, the expansion of existing financial service operations, and to fund a common stock repurchase program.

At March 31, 1998, the Company had a high ratio of current assets to current liabilities of 5.6 to one. In addition, 50% of the current assets consisted of cash, cash equivalents, and short-term investments. Net working capital remained stable during the periods and amounted to $5,784,000 at March 31, 1999, $5,795,000 at December 31, 1998, and $6,534,000 at March 31, 1998.

The Company had no outstanding debt at any of the dates presented in the Consolidated Balance Sheets.
All short-term and long-term debt was retired during the first quarter of 1998.

Shareholders' equity increased to $35,651,000 at March 31, 1999, from $35,463,000 at December 31, 1998 and $34,150,000 at March 31, 1998. On a per
share basis, the amounts were $12.49, $12.26, and $11.79 respectively.

Generally Accepted Accounting Principles (GAAP) require Somerset to record income tax expense at full corporate rates on a portion of its equity income from First Indiana. GAAP also requires us to record our investment in First Indiana at a net carrying value which represents our acquisition cost of First Indiana shares, plus our equity share of First Indiana's net income, rather than at market value. Under certain circumstances, the tax liability recorded in this manner (approximately $9 million) may never be incurred. The market value of our investment in First Indiana at March 31, 1999 was approximately $52.4 million, or $15.9 million greater than the investment amount reflected in our balance sheet at March 31, 1999.

Operating activities during the three months ended March 31, 1999 provided cash of $264,000, slightly above the $254,000 provided during the same period in 1998. As revenue increases, additional working capital is needed to support a corresponding increase in trade accounts, notes, and other receivables. The cyclical nature of operations as noted above causes a rapid increase in receivables during the first four months of the year. Management expects cash from operations to improve during the remaining three-quarter of the year, as the balance of trade accounts receivable reduce in the less than peak period of the year.

The Company expended $677,000 for the purchase of 41,063 shares of its common stock during the first quarter of 1999, under a continuing program to acquire its own stock for future use in funding employee benefit plans and for future acquisitions.

                                    -3-




Semi-annual dividends of $288,000 were paid to shareholders, compared to $261,000 paid in the first quarter of 1998. The increase was a result of an increase in the 1999 annual dividend rate to $.20 per share, compared to $.18 per share for 1998, an 11% increase.

The Company completed the purchase of assets and the formation of Paradym Technologies during the quarter, which required the outlay of $315,000 in cash.

Proceeds from the sale of short-term investments amounted to $786,000. The investments were sold to provide funding for the uses of cash described above.

Management anticipates that the continuing stock repurchase program and expansion activities, including future purchase of property and equipment, will be funded from available cash and short-term investments. A major acquisition could require the use of bank debt and/or the issuance of additional shares of common stock.

The Company is a registered savings and loan holding company and is subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.

Impact of Accounting Standards Not Yet Adopted
During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 (SOP 98-5), Report On The Costs of Start-Up Activities. SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incurred. It further requires that any such costs capitalized in prior periods be charged to expense. SOP 98-5 was effective for financial statements for fiscal years beginning after December 15, 1998. The Company adopted SOP 98-5 effective January 1, 1999. Concurrent with the adoption, the Company charged $189,000 to expense ($115,000 after income taxes) that is reported as the cumulative effect of a change in accounting principle in the attached financial statements.

Other pronouncements by the Financial Accounting Standards Board and the American Institute of Certified Public Accountants during the three months ended March 31, 1999 are not applicable to the Company's consolidated financial statements.

Year 2000 Readiness
The Year 2000 issue refers to shortcomings which exist in some current computer hardware and software that preclude the correct calculation of date-sensitive information from, into, and between the twentieth and twenty-first centuries, including leap year calculations. The Company is subject to regulations of two governmental agencies in connection with review of its state of readiness. The Company's operations of the First Indiana Investor Services division is subject to review by the Federal Financial Institutions Examination Council (FFIEC) and its Somerset Financial Services division, as a Registered Investment
Advisor is subject to review by the Securities and Exchange Commission (SEC). Both the FFIEC and the SEC require us to assess the Company's and its vendors' ability to be Year 2000 ready by June 30, 1999 for all mission critical systems. Because the Company relies on technology for transaction processing, preparing for the Year 2000 is a critical focus of resources.

All hardware and software vendors, as well as significant other vendors, have been identified and contacted. The Company identified potential Year 2000 readiness issues and developed action plans and contingency plans for each issue. During 1998, the Company tested systems for purposes of validating year 2000 readiness, upgraded and replaced existing hardware, software, and embedded systems, and implemented contingency plans in the event a particular vendor will not assist the Company in its Year 2000 efforts. A team is monitoring significant vendor relationships to ensure that no issues arise which will cause management to doubt the ability of the vendor to be adequately prepared for the Year 2000 and thus possibly impact the Company's ability to conduct business beyond the century change.

The Company uses external data service bureaus for processing and reporting of some customer data. Proxy testing has been conducted on the mission critical aspects with the service bureaus.

                                     -5-



The Company completed an upgrade of personal computer hardware during 1998, at a cost of approximately $140,000, and also completed the installation of replacement vendor supplied software at a cost of approximately $20,000.

At March 31, 1999, all computer hardware is capable of processing data in the Year 2000, and all mission critical software has been tested and determined to be Year 2000 compliant, with the exception of one software system that is scheduled to be replaced by June 30, 1999. The cost of this replacement is estimated to be $45,000.

Due to uncertainties associated with Year 2000 problems, the Company's contingency plan in the event that its business or operations are disrupted January 1, 2000, is to focus the resources and professional staff of Paradym Technologies, Inc. immediately on the remediation of any system failure that may have gone undetected. Paradym Technologies, Inc. is a wholly owned subsidiary of the Company that is in the business of providing information technology services to clients of the Company.

Management sees no internal impact or risk to the Company's ability to operate in the twenty-first century, but it is not possible to assess the financial impact of lost revenue due to Year 2000 issues or future expenditures due to external factors at this time.

Information on Forward-Looking Statements
The statements in this Quarterly Report that are not historical are forward-looking statements. Although the Company believes that its expectations are based upon reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that the Company's financial goals will be realized. Numerous factors may affect the Company's actual results and may cause results to differ materially from those expressed in forward-looking statements made by or on behalf of the Company.

PART II
OTHER INFORMATION

Items 1,2,3 and 5
The information required by these items has been omitted. The registrant had no activity applicable to these items.

Item 4 - Submission of Matters to a Vote of Security Holders
An annual meeting of shareholders was held April 21, 1999.

The following directors were elected at the meeting.
                                 		   Votes	   Votes
	                        Votes For  	Against  	Withheld
                         ---------   --------  --------
	Patrick J. Early	        2,674,962	         		5,000
	William L. Elder	        2,674,494	         		5,468
	Marni McKinney	          2,673,323         			6,639

The following directors' terms of office continued after the meeting.

	Douglas W. Huemme
	Malcolm A. Leslie
	Gary L. Light
	Kevin K. McKinney
	Robert H. McKinney
	Michael L. Smith

Item 6 - Reports Filed on Form 8-K
No reports on Form 8-K were filed during the three months ended March 31, 1999.

                                      -6-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



THE SOMERSET GROUP, INC.
(Registrant)





By s/Marni McKinney
     Marni McKinney, President and
     Chief Executive Officer





By s/Joseph M. Richter
     Joseph M. Richter, Executive Vice President,
     Finance and Treasurer



Date:  May 11, 1999






                                      -14-